UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number 001-33085

RR MEDIA LTD.
(Translation of registrant’s name into English)

RR Media Building, Hanegev Street, POB 1056 Airport City 7019900, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

RR MEDIA LTD.

RR Media Building, Hanegev Street, POB 1056
Airport City 7019900, Israel

NOTICE OF SPECIAL GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON APRIL 12, 2016

Airport City Business Park, Israel March 3, 2016

To the Shareholders of RR Media Ltd.:

NOTICE IS HEREBY GIVEN that a Special General Meeting, which we refer to as the Meeting, of shareholders of RR Media Ltd. (which we refer to as RR Media or the Company) will be held at RR Media’s executive offices located at RR Building, Negev Street, Airport City 7019900, Israel on Tuesday, April 12, 2016, at 4:00 p.m. (Israel time), and thereafter, as it may be adjourned from time to time.

At the Meeting, shareholders will be asked to consider and vote on the following proposals:

1.           Approval, pursuant to Section 320 of the Companies Law, 5759-1999, of the State of Israel (which, together with the regulations promulgated thereunder, we refer to as the Companies Law), of the merger of RR Media with NewBusinessCo Ltd. (which we refer to as Merger Sub), a company formed under the laws of the State of Israel and a wholly-owned subsidiary of SES Astra Services Europe S.A., a company organized under the laws of Luxemburg (which we refer to as Parent), including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into RR Media, with RR Media surviving and becoming a wholly-owned subsidiary of Parent (which we refer to as the Merger); (ii) the Agreement and Plan of Merger, dated as of February 25, 2016 (which we refer to as the Merger Agreement), by and among RR Media, Merger Sub, Parent and, solely for purposes of Section 8.15 thereof, SES S.A, a Luxemburg company (which we refer to as SES or the Guarantor), the parent company of Parent; (iii) the consideration to be received by RR Media’s shareholders in the Merger, consisting of an amount in cash equal to US$13.291 (which we refer to as the Merger Consideration), without any interest thereon, and subject to the withholding of any applicable taxes, for each ordinary share, par value NIS 0.01 per share, of RR Media (which we refer to as an Ordinary Share) held as of immediately prior to the effective time of the Merger; (iv) the conversion of each outstanding option to purchase one Ordinary Share into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option, without any interest thereon, and subject to the withholding of any applicable taxes; (v) the conversion of each outstanding restricted share unit, or RSU, representing the right to receive one Ordinary Share into the right to receive an amount of cash equal to the Merger Consideration, without any interest thereon, and subject to the withholding of any applicable taxes, to be paid to the holder thereof in accordance with the applicable terms and conditions of such RSU; and (vi) all other transactions and arrangements contemplated by the Merger Agreement, a copy of which was attached as Exhibit 99.1 to RR Media’s Report of Foreign Private Issuer on Form 6-K, which was furnished to the U.S. Securities and Exchange Commission, or SEC, on February 26, 2016 (we refer to this proposal collectively as the Merger Proposal).

2.           Renewal of RR Media’ directors’ and officers’, or D&O, insurance at its current coverage level of up to $20 million, at an annual premium of approximately $64,500 (we refer to this D&O insurance as the Renewed D&O Insurance, and to this proposal as the D&O Insurance Renewal Proposal).

3.           Subject to and effective upon the consummation of the Merger, the Company’s purchase, in accordance with the Merger Agreement, of a “tail” insurance policy for its officers and directors that will provide coverage at the same level as under the Renewed D&O Insurance, until the seventh anniversary of the effective time of the Merger, at a premium not to exceed three times the annual premium of the Renewed D&O Insurance (we refer to this proposal as the Tail Insurance Proposal).

4.           Approval, in accordance with the requirements of the Companies Law, of an amendment to the Company’s Compensation Policy, whereby in the event of a change of control of the Company, the Compensation Committee and the Board of Directors of the Company may elect upon the recommendation of the Chief Executive Officer (or the Chairman in the case of a bonus payable to the Chief Executive Officer) to increase the amount of any special bonus otherwise payable to executives thereunder by up to additional 9 months’ base salary (we refer to this proposal as the Compensation Policy Proposal).

5.           Approval, in accordance with the requirements of the Companies Law, of (i) the extension of the existing employment terms of the Company’s Chief Executive Officer, Mr. Avi Cohen, or the CEO, (ii) an amendment of certain employment terms of the CEO, and (iii) subject to the consummation of the Merger, the payment of a bonus to the CEO, in acknowledgment and recognition of the CEO’s efforts and contribution to the achievement of the Company’s goals, including consummation of the Merger (we refer to this proposal as the CEO Proposal).

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF EACH OF THE MERGER PROPOSAL, THE D&O INSURANCE RENEWAL PROPOSAL, THE TAIL INSURANCE PROPOSAL, THE COMPENSATION POLICY PROPOSAL AND THE CEO PROPOSAL.

The presence, in person or by proxy, of two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of RR Media’s voting power will constitute a quorum at the Meeting.  In the absence of a quorum within 30 minutes of the scheduled time for the Meeting, the Meeting will be adjourned for one day and will be held on Wednesday, April 13, 2016, at the same time and place.  At such adjourned meeting, if within 30 minutes of the scheduled time for the adjourned meeting a legal quorum is not present, the presence of at least two shareholders in person or by proxy (provided that they hold Ordinary Shares representing at least 10% of our voting power) will constitute a quorum.

Approval of the Merger Proposal requires the affirmative vote of a majority of the Ordinary Shares present (in person or by proxy) and voting (not including abstentions and broker non-votes) at the Meeting (or at any adjournment thereof) where a quorum is present, excluding any Ordinary Shares that are held by Merger Sub, Parent, or any person holding at least 25% of the means of control of either of them, or anyone acting on behalf of either of them, including any of their affiliates.

Approval of each of the D&O Insurance Renewal Proposal, Tail Insurance Proposal, Compensation Policy Proposal and CEO Proposal requires the affirmative vote of a majority of the Ordinary Shares present (in person or by proxy) and voting (not including abstentions and broker non-votes) at the Meeting (or at any adjournment thereof) where a quorum is present.  In addition, the approval of each of the Compensation Policy Proposal and the CEO Proposal requires that either of the following two voting conditions be met as part of the approval by a majority of the Ordinary Shares present and voting thereon:

●
the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal, that are voted at the Meeting, excluding abstentions; or

●
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against approval of the proposal does not exceed two percent (2%) of the aggregate voting rights in our company.

The inclusion of the CEO among the officers of the Company to be covered by (i) the Renewed D&O Insurance to be renewed pursuant to the D&O Insurance Renewal Proposal and (ii) the “tail” insurance policy to be purchased pursuant to the Tail Insurance Proposal, was approved by the Company’s Compensation Committee and Board of Directors in accordance with the Companies Law Regulations (Leniencies for Transactions with Interested Parties), 5760-2000.

Shareholders of record at the close of business on March 8, 2016, are entitled to vote at the Meeting and any adjournment or postponement of the Meeting.

The proposals and details with respect to the Meeting will be described more fully in a proxy statement that the Company will send to its shareholders of record, which we urge you to read in its entirety.  That proxy statement and a related proxy card will also be furnished to the Securities and Exchange Commission, or SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at RR Media’s website— at  www.rrmedia.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on March 20, 2016 at the registered office of RR Media, RR Building, Negev Street, Airport City 7019900, Israel, from Sunday to Thursday, 10:00 a.m. to 5:00 p.m. (Israel time).  Our telephone number at our registered office is +972- 3 - 9280808.

IT IS IMPORTANT THAT YOUR ORDINARY SHARES BE REPRESENTED AT THE MEETING.

Shareholders who are unable to attend the Meeting in person will be requested to complete, date and sign a form of proxy and return it promptly in the pre-addressed envelope that will be provided, so as to be received by 4:00 p.m. Israel time (9:00 a.m., Eastern time) on April 11, 2016. No postage will be required if it is mailed in the United States to our United States transfer agent, American Stock Transfer & Trust Company. Shareholders who attend the Meeting in person may revoke their proxies and vote their Ordinary Shares at the Meeting. Your proxy cards, if properly executed, will be voted in the manner directed by you. If no direction is made with respect to any such proposals, your proxies will be voted “FOR” such proposals. Detailed proxy voting instructions will be provided both in the proxy statement and on the proxy cards that will be sent to you.

If your Ordinary Shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares (including via www.proxyvote.com) or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).

Joint holders of Ordinary Shares in the Company should take note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share, and for this purpose seniority will be determined by the order of registration of the joint holders in the register of shareholders.

By order of the Board of Directors, /s/ Ayal Shiran Ayal Shiran Chairman of the Board of Directors

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed Merger, RR Media intends to submit additional relevant materials to the SEC and other governmental or regulatory authorities, including a proxy statement and form of proxy card.  INVESTORS ARE URGED TO READ THESE ADDITIONAL MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RR MEDIA, SES, THE PROPOSED TRANSACTION AND RELATED MATTERS. SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION. The proxy statement (when available) may be obtained for free at the SEC's website at www.sec.gov. In addition, the proxy statement will be available, without charge, at RR Media's website at www.rrmedia.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report of Foreign Private Issuer on Form 6-K, or Form 6-K, contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include, but are not limited to, statements about the expected timing of the transaction, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits, growth opportunities and other events relating to the proposed transaction, projections about RR Media’s business and its future revenues, expenses and profitability. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this Form 6-K. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including (1) RR Media may be unable to obtain required regulatory approvals or satisfy other conditions to the closing of the proposed transaction; (2) the proposed transaction may involve unexpected costs, liabilities or delays; (3) an event, change or other circumstances could give rise to the termination of the Merger Agreement; (4) RR Media may not recognize benefits of the proposed transaction; (5) the proposed transaction may disrupt current plans and operations and could raise potential difficulties in employee retention; (6) the transaction may adversely impact relationships with customers, distributors and suppliers; and (7) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all, as well as the risks described in our filings with the SEC. For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2014 and our Forms 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RR MEDIA LTD.

Date: March 3, 2016	By:	/s/ Orna Naveh
Name: Orna Naveh
Title: General Counsel and Company Secretary